Exhibit 99.5

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

ROBUST Q1 PERFORMANCE SETS PACE AS RANDGOLD CHASES DOWN 2014 TARGET

London, 8 May 2014 - A robust first quarter performance got Randgold Resources off to a strong start as it set out to crack the million-ounce production mark for the year.

Results for the three months to 31 March, published today, show the company produced a record 283 763 ounces, boosted by an increased contribution from Kibali. Kibali began commercial production in October last year and started commissioning its second sulphide mill circuit during the past quarter. The mine was officially opened by Democratic Republic of Congo’s Minister of Mines Martin Kabwelulu last week.

Gold sales of $363 million were up quarter on quarter, following a 3% increase in the average gold price received, and on the corresponding prior year quarter despite a 21% drop in the average gold price received. Total cash cost per ounce of $685 was up 9% quarter on quarter but down 19% on the corresponding prior year quarter on the back of the ramp-up of production at Kibali and significantly higher grades and recovery at the Loulo-Gounkoto complex in Mali. Profit from mining decreased by 4% quarter on quarter to $171 million, due to the increase in costs, but was up 14% on the corresponding quarter in 2013.

Operationally Loulo’s underground mines sustained their increasing delivery with another record output by both Yalea and Gara. Production and development at Kibali were on target. Tongon in Côte d’Ivoire again struggled with a below par throughput rate as the Vibrocone crushers, intended to address this issue, continued to experience mechanical failures.

Chief executive Mark Bristow said overall Randgold’s operations and development projects had both performed well and the company’s total cash cost and production guidance for the year remained intact.

“We have looked closely at our mines to ensure that they will still be profitable at $1 000/oz and we’ll continue to review all operations against a range of gold price scenarios. We have a solid 2014 budget in place and we have effectively banked our five-year plan. Our focus is now on rolling this out over a 10-year period,” he said.

“Kibali’s reserve base will take it beyond the 10 years at around 600 000 ounces per year. At the Loulo-Gounkoto complex, the potential for resource conversion at Yalea and Gara and the high grade underground project at Gounkoto should also enable it to deliver 600 000 ounces and more per year over 10 years, however, there is still work to do to optimise production in the last 4 years of the 10 year plan. Together with the Tongon Life of Mine extension plan, these potential reserve extensions should give us time to deliver a new world class discovery from our portfolio of quality greenfields prospects.”

Bristow said to improve the chances of such a discovery the turnover of targets was being accelerated, with 45 marginal targets having been rejected to reduce the total to 115. Key hunting grounds for a new discovery were Côte d’Ivoire, the Loulo district and neighbouring Senegal, and the northeast DRC which hosts Kibali as well as Randgold’s Kilogold joint venture.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2014

▪	Group achieves another quarter of record gold production

▪	Gold sales up quarter on quarter and on the corresponding prior year quarter

▪	Cash costs up quarter on quarter but significantly down on the corresponding prior year quarter

▪	Profits down quarter on quarter but up on corresponding prior year quarter

▪	Continued increase in delivery by Loulo; underground consolidates solid performance

▪	Tongon crushers to be replaced to increase throughput following crusher failures

▪	Kibali gold mine officially opened

▪	Kibali increases production as sulphide stream commissioning commences

▪	Exploration focuses on reserve conversion in Mali and Côte d’Ivoire

▪	Shareholders approve $0.50 per share dividend

Randgold Resources Limited (‘Randgold’) had 92.5 million shares in issue as at 31 March 2014.

SUMMARISED FINANCIAL INFORMATION

$000	Quarter ended 31 Mar 2014	Quarter ended 31 Dec 2013	Quarter ended 31 Mar 2013	12 months ended 31 Dec 2013
Average gold price received ($/oz)	1 296	1 257	1 638	1 376
Gold sales*	362 919	356 168	309 046	1 266 712
Total cash costs*	191 886	177 825	158 631	657 951
Profit from mining activity*	171 033	178 343	150 415	608 761
Exploration and corporate expenditure	10 829	8 538	12 985	49 485
Profit for the period	85 119	92 446	81 615	325 747
Profit attributable to equity shareholders	74 340	81 101	69 648	278 382
Net cash generated from operations	49 770	209 785	92 027	464 466
Cash and cash equivalents+	11 319	38 151	250 210	38 151
Gold on hand at period end#	4 831	-	31 180	-
Group production* (oz)	283 763	281 477	199 013	910 374
Group sales* (oz)	280 024	283 254	188 654	920 248
Group total cash cost per ounce* ($)	685	628	841	715
Group cash operating cost per ounce* ($)	623	566	757	645
Basic earnings per share ($)	0.80	0.88	0.76	3.02
+	Cash and cash equivalents excludes $10.9 million at 31 March 2014 ($6.1 million at 31 December 2013 and $37.4 million at 31 March 2013) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
*	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
#	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $362.9 million increased by 2% compared to the previous quarter due to a 3% increase in the average gold price received of $1 296/oz (Q4 2013: $1 257/oz), offset by a 1% decrease in ounces sold. Compared to the corresponding quarter in 2013, gold sales were up by 17% as a result of a 48% increase in ounces sold, offset by a 21% decrease in the average gold price received (Q1 2013: $1 638/oz). The group produced a record 283 763oz during the quarter, boosted by Kibali’s increased contribution up 1% on the previous quarter and 43% on the prior year corresponding quarter.

Total cash costs for the quarter under review of $191.9 million were 8% higher than the previous quarter, reflecting the increase in production and throughput at Kibali which began commercial production at the start of October 2013 and started commissioning the second phase sulphide mill stream during the current quarter. Total cash cost per ounce increased by 9% quarter on quarter to $685/oz but was 19% lower when compared to Q1 2013. The increase in cash cost per ounce for the quarter compared to the previous quarter was the result of lower production at Tongon on the back of a drop in throughput and head grades as well as lower recoveries at the Loulo-Gounkoto complex. The drop in cash cost per ounce for the quarter compared to the corresponding quarter of 2013 reflects the production at Kibali, as well as significantly higher grades and recovery at Loulo-Gounkoto.

Profit from mining decreased by 4% to $171.0 million from the previous quarter, due to the increase in costs as mentioned above but increased by 14% on the corresponding quarter of the previous year (Q1 2013: $150.4 million), mainly due to the ramp up of production at Kibali.

Exploration and corporate expenditure of $10.8 million for the current quarter increased by 27% on the previous quarter due to an increase in corporate staff expenditure, partially offset by a reduction in exploration costs during the quarter. Exploration and corporate expenditure decreased by 17% on the corresponding quarter of 2013 due to lower exploration expenditure.

Depreciation and amortisation of $36.6 million increased by 95% against the previous quarter and was down 27% from Q1 2013, following an adjustment in Q4 2013. Traditionally adjustments are made to the depreciation charge at the end of each year to align it with the group’s tonnes milled basis, as opposed to the straight line Life of Mine (LOM) base used by the operations during the first three quarters of the year. The tonnes milled basis calculation is now being performed on a quarterly basis, therefore no significant adjustments are expected at year end to align the cumulative quarterly depreciation charge with the tonnes milled policy.

Other income of $3.6 million compares to $1.5 million during the prior quarter and to $7.7 million in the corresponding quarter of 2013. Other income includes management fees received from Morila and Kibali. The quarter ended 31 December 2013 also included other expenses of $11.1 million. The movements are also a result of operational exchange gains accounted for in the current quarter compared to exchange losses in the previous quarter arising from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as South African rand, Canadian dollar and the euro to the US dollar rate and reflects movements in these currencies during the quarter.

Share of profits from equity joint ventures decreased by $2.3 million from the previous quarter and increased by $18.0 million on the corresponding quarter in 2013. The decrease quarter on quarter is the result of reduced production at Morila during the quarter. The increase from the corresponding quarter in 2013 is due to Kibali starting production in Q4 2013. Share of profits of equity joint ventures include profits from Morila, Kibali and the group’s asset leasing joint ventures.

Income tax expenses of $22.9 million decreased by 38% quarter on quarter and increased by 510% from the corresponding quarter in 2013. The decrease from the prior quarter was due to deferred tax adjustments made in the previous quarter which relates to the year end depreciation charges as discussed earlier. The increase from the corresponding quarter in 2013 is the result of the end of Gounkoto’s corporate tax holiday in June 2013.

Basic earnings per share decreased by 9% to $0.80 (Q4 2013: $0.88) and increased by 5% from Q1 2013, following the movements in profit described above.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Loulo-Gounkoto gold production for the quarter was 168 752oz (Loulo 92 852oz and Gounkoto 75 900oz), in line with the previous quarter (Q4 2013: 168 965oz). During the quarter 1 104Kt ore tonnes were processed (Q4 2013: 1 113Kt) at a grade of 5.3g/t (Q4 2013: 5.1g/t). However, recoveries decreased to 90.2%, from 92.7% in the previous quarter, due to the higher sulphide content of the ore fed from Yalea.

Total cash cost per ounce increased to $649/oz (Q4 2013: $605/oz) mainly due to the decrease in recovery, movements in the gold inventory and an increase in the open pit strip ratio, in line with plan.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2014	2013	2013	2013
Mining
Tonnes mined (000)	6 780	7 391	10 598	33 188
Ore tonnes mined (000)	1 117	1 157	1 325	5 165
Milling
Tonnes processed (000)	1 104	1 113	1 126	4 463
Head grade milled (g/t)	5.3	5.1	4.1	4.6
Recovery (%)	90.2	92.7	83.3	88.4
Ounces produced	168 752	168 965	125 091	580 364
Ounces sold	165 013	168 965	119 341	587 550
Average price received ($/oz)	1 294	1 274	1 639	1 376
Cash operating costs* ($/oz)	571	528	788	621
Total cash costs* ($/oz)	649	605	886	704
Gold on hand at period end# ($000)	4 831	-	20 675	-
Profit from mining activity* ($000)	106 506	113 078	89 919	394 633
Gold sales* ($000)	213 568	215 218	195 637	808 311

*    Refer to explanation of non-GAAP measures provided.

#    Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

No Lost Time Injuries (LTIs) were recorded during the quarter and the Lost Time Injury Frequency Rate (LTIFR) decreased from 1.29 in Q4 2013 to zero in Q1 2014.

On a standalone basis, Loulo produced 92 852oz of gold (Q4 2013: 89 232oz) at a total cash cost of $685/oz (Q4 2013: $660/oz). The increase in production was due to a 3% increase in tonnes processed together with the increase in the head grade to 5.1g/t, in line with plan, partially offset by lower recoveries from feeding a higher proportion of the Yalea ore. Costs were negatively impacted by movements in the gold inventory. Profit from mining of $55.4 million was up on the previous quarter’s $54.8 million, reflecting the increased production and sales, partially offset by higher cost of production.

Loulo underground production increased again during Q1, resulting in record production ounces from both Yalea and Gara, having enhanced the Cement Aggregate Fill (CAF) capacity prior to the introduction of the Paste Fill which is expected in the second quarter. Ore tonnes mined increased to 677 392t, a 13% improvement on the previous record quarter of 598 643t.

Development metres decreased by 8% from 5 086m in Q4 2013 to 4 744m in Q1 2014, in line with plan to reduce the development profile as the CAF capacity builds up. The development profile and backfill system were optimised to sustain the production profile.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2014	2013	2013	2013
Mining
Tonnes mined (000)	733	656	2 373	4 251
Ore tonnes mined (000)	677	599	819	2 541
Milling
Tonnes processed (000)	632	613	744	2 432
Head grade milled (g/t)	5.1	4.9	4.4	4.5
Recovery (%)	90.3	92.7	83.3	88.0
Ounces produced	92 852	89 232	87 963	308 420
Ounces sold	90 787	89 232	84 044	312 748
Average price received ($/oz)	1 296	1 274	1 644	1 397
Cash operating costs* ($/oz)	608	584	761	692
Total cash costs* ($/oz)	685	660	860	776
Gold on hand at period end# ($000)	2 668	-	13 188	-
Profit from mining activity* ($000)	55 412	54 781	65 913	194 190
Gold sales* ($000)	117 627	113 648	138 174	436 950

Randgold owns 80% of Loulo and the State of Mali 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid. Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*      Refer to explanation of non-GAAP measures provided.

#      Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Yalea underground mine

During Q1, a total of 2 572m of development was completed and 409 721t of ore at 6.1g/t was hauled to surface. The Yalea project has completed 49 670m of development to date. The Yalea declines have advanced to 3 699m from surface at a vertical depth of 458m.

The improvement in total ore tonnes mined was the result of the positive impact of waste filling in the mined out stopes increasing ore handling capacity via the conveyor system, which also resulted in power savings.

YALEA UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2014	2013	2013	2013
Ore tonnes mined	409 721	366 322	279 983	1 353 008
Development metres	2 572	3 004	2 882	11 847

Gara underground mine

During this quarter a total of 2 172m of development and 267 671t at 4.6g/t were hauled to surface. The project has completed 29 514m of development to date. The Gara declines have advanced to 2 937m from surface at a vertical depth of 393m.

Record production of 267 671t was achieved during the quarter, an improvement of 15% from 232 321 tonnes in Q4, due to the commissioning of the conveyor system and completion of the stockpiles as well as improvement in ventilation system and increase in backfill capacity.

GARA UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2014	2013	2013	2013
Ore tonnes mined	267 671	232 321	182 930	832 059
Development metres	2 172	2 082	2 761	9 822

Loulo mineral resource and reserve update

Mineral resources are in line with last year’s numbers. However, reserves decreased due to depletion and changes to the mine plan to ensure profitability at $1 000/oz. This resulted in a reduction of capital development metres and reserves at Gara. The underground mines are now depleting high grade ounces from the reserve inventory but the mine is optimistic that these reserves can be replenished in the coming years.

The mineral resource and reserve base for Loulo at the end of 2013, along with a comparison to figures at the end of 2012, is tabulated below:

LOULO RESOURCES AND RESERVES

								Attributable
		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		gold*** 80% (Moz)
at 31 December	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES*
Stockpiles	Measured	2.2	1.9	1.9	1.7	0.1	0.1	0.1	0.08
Open pits	Measured	0.5	1.3	2.4	3.1	0.04	0.1	0.03	0.1
	Indicated	4.3	4.5	2.9	2.9	0.4	0.4	0.3	0.3
	Inferred	6.2	6.2	2.3	2.3	0.5	0.5	0.4	0.4
Underground	Measured	8.7	3.3	4.4	3.9	1.2	0.4	1.0	0.3
	Indicated	36	45	5.1	5.1	5.9	7.4	4.7	5.9
	Inferred	12	11	4.1	4.0	1.5	1.4	1.2	1.1
Total mineral resources	Measured and indicated	52	56	4.6	4.7	7.7	8.4	6.2	6.8
	Inferred	18	17	3.5	3.4	2.0	1.8	1.6	1.4
MINERAL RESERVES**
Stockpiles	Proven	2.2	1.9	1.9	1.7	0.1	0.1	0.1	0.08
Open pits	Proven	-	0.3	-	4.2	-	0.05	-	0.04
	Probable	2.9	1.9	2.9	2.4	0.3	0.2	0.2	0.1
Underground	Probable	29	36	5.3	5.2	4.9	6.0	3.9	4.8
Total mineral reserves	Proven and probable	34	40	4.9	4.9	5.3	6.3	4.2	5.1
*	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 1.7g/t for Yalea and 1.6g/t for Gara. Mineral resources for Gara and Yalea were generated z Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
**	Open pit mineral reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and competent person. Underground mineral reserves are reported at a gold price of $1 000/oz and a cut-off of 2.5g/t for Yalea underground and 2.4g/t for Gara underground, and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr Andrew Fox, an independent consultant and competent person.
***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

Mineral resource and mineral reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit.

See comments and US disclaimer in this report.

GOUNKOTO

No LTIs were recorded during the quarter in the line with the previous quarter.

On a standalone basis, Gounkoto produced 75 900oz of gold (Q4 2013: 79 733oz) at a total cash cost of $604/oz (Q4 2013: $543/oz). The 5% decrease in ounces produced reflects the company’s strategy to increase the feed from Loulo, in line with the mines’ respective reserves. The increase in costs mainly reflects an increase in the strip ratio, in line with plan to increase waste mining during the quarter.

Profit from mining of $51.1 million for the quarter was lower than the $58.3 million in Q4 2013, as a result of the decrease in ounces produced and higher cost of production.

A further dividend of $26.2 million was declared and paid to shareholders in February 2014.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2014	2013	2013	2013
Mining
Tonnes mined (000)	6 047	6 735	8 225	28 936
Ore tonnes mined (000)	439	558	506	2 624
Milling
Tonnes processed (000)	473	500	382	2 032
Head grade milled (g/t)	5.5	5.3	3.6	4.7
Recovery (%)	90.0	92.7	83.3	88.8
Ounces produced	75 900	79 733	37 128	271 943
Ounces sold	74 225	79 733	35 297	274 802
Average price received ($/oz)	1 293	1 274	1 628	1 351
Cash operating costs* ($/oz)	527	466	850	541
Total cash costs* ($/oz)	604	543	948	622
Gold on hand at period end# ($000)	2 163	-	7 487	-
Profit from mining activity* ($000)	51 094	58 296	24 006	200 444
Gold sales* ($000)	95 941	101 570	57 463	371 361

Randgold owns 80% of Gounkoto and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*      Refer to explanation of non-GAAP measures provided.

#      Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project

Drilling continued on the Gounkoto underground project during the quarter, focussed on the MZ3 extension, which is described in detail under the exploration section of this report.

Hydrogeological feasibility work continued with analysis of the deep piezometer holes.  This has shown that the current pit dewatering system has not impacted the groundwater flow regime beyond the immediate boundary of the open pit. Instead, the relatively large groundwater level fluctuations (between 10m and 20m) are related to seasonal changes in recharge. Drainage of high pressure fractures and fault zones that the mine development will intersect will be a priority. Numerical models are currently being developed to evaluate the underground drainage requirements and quantify the mining induced impacts on the surrounding water flow regime.

Mine design continued using the September 2013 block model which was used in the reserve declaration. Comparisons with previous models based on the same cut-off grade and stope geometry parameters, show that there are now low grade areas that exist in the centre of the orebody. These will be used as pillars where appropriate. Overall metal content is similar to the December 2012 model with local variation (level to level).  There are some poor ground conditions in the deeper parts of the MZ2 lode associated with a brittle fault, which may result in the loss of ore material and therefore the exploration and geotechnical focus is on the extension to MZ3 where high grade intersections have been returned.

The future work programme for the feasibility study include:

▪	Update resource model with latest drilling information and drill out MZ3 lode during Q2 2014.
▪	Complete open pit underground interface study.
▪	Complete trade-off to define higher gold price open pit scenario vs low gold price underground scenario.
▪	Progress geotechnical rock mass model to extend and cover MZ3.
▪	Generate a 3D hydrological model and integrate with the above mine design to generate pump test rates for the mine scheduled during Q2 2014.
▪	Update mining schedule on resource model.

Gounkoto mineral resource and reserve update

Mineral resources and reserves have changed due to depletion and changes to the orebody model. Infill grade control drilling has shown that the Gounkoto geology is more complex than originally modelled with the mineralisation comprising of a principal east dipping zone and lower grade footwall mineralisation that dips steeply to the west, resulting in lower grade and tonnage. New data drilled to test this model have recently yielded higher grade intersections with the potential to improve on the current estimates.

The mineral resource and reserve base for Gounkoto at the end of 2013, with a comparison to figures at the end of 2012, is tabulated below:

GOUNKOTO MINERAL RESOURCES AND RESERVES

								Attributable
		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		gold*** 80% (Moz)
at 31 December	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES*
Stockpiles	Measured	1.5	0.9	2.4	2.1	0.1	0.06	0.09	0.05
Open pits	Measured	3.4	1.2	4.8	2.3	0.5	0.09	0.4	0.07
	Indicated	18	20	3.8	4.5	2.2	2.9	1.8	2.3
	Measured and indicated	23	22	3.8	4.3	2.9	3.0	2.3	2.4
	Inferred	2.7	2.5	3.3	3.1	0.3	0.3	0.2	0.2
Underground	Indicated	5.1	4.9	6.8	6.9	1.1	1.1	0.9	0.9
	Inferred	0.9	1.5	4.9	4.8	0.1	0.2	0.1	0.2
Total mineral resources	Measured	4.9	2.1	4.1	2.2	0.6	0.1	0.5	0.1
	Indicated	23	25	4.4	5.0	3.3	4.0	2.7	3.2
	Inferred	3.5	4.0	3.7	3.8	0.4	0.5	0.3	0.4
MINERAL RESERVES**
Stockpiles	Proven	1.5	0.9	2.4	2.1	0.1	0.06	0.09	0.05
Open pits	Proven	0.4	0.9	2.5	2.7	0.03	0.08	0.03	0.06
	Probable	15	17	4.5	5.0	2.1	2.6	1.7	2.1
Total mineral reserves	Proven and probable	17	18	4.3	4.7	2.3	2.8	1.8	2.2
*	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those insitu mineral resources within the Jog Zone below the $1 500/oz pit shell reported at 2.0g/t cut-off. Mineral resources were generated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Jonathan Kleynhans, an officer of the company and competent person.
**	Open pit mineral reserves are reported at a gold price of $1 000/oz and 1.38g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person.
***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

Mineral resource and mineral reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit.

See comments and US disclaimer in this report.

MORILA

1 LTI was recorded during this quarter compared to zero LTIs during the previous quarter and the LTIFR was 1.55% compared to zero during the previous quarter.

During the quarter, 24 631oz of gold were produced, 18% lower than the previous quarter (Q4 2013: 30 008oz), following the decrease in head grade from 1.4g/t to 1.3g/t, and a decrease in throughput from 722kt to 665kt. The main reason for the reduction in throughput is the increase in larger boulders encountered in the marginal ore stockpile and the reduced quantity of finer material encountered in this stockpile. A trommel reject conveyor is currently being installed to feed the pebble crusher with scats in order to increase the throughput rate.

Total cash costs of $952/oz was 12% higher than the previous quarter’s $851/oz as result of the lower throughput and lower head grade and consequential lower gold production. Profit from mining of $8.7 million was 29% lower than the previous quarter’s $12.2 million as a result of the reduced ounces produced and sold.

The Pit4S push back project continued during the first quarter with total tonnes mined of 4 430Kt, including 76 674t of ore at 2.4g/t, compared to 3 353Kt of waste material mined in the previous quarter.

The agribusiness projects progressed during the quarter as a second batch of rearing chicks were introduced in early February and a far better survival rate was experienced. The 4 Community Out Growers each received 150 Layers in November and December and have to date produced a total of 27 742 eggs.

MORILA RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2014	2013	2013	2013
Mining
Tonnes mined (000)	4 430	3 545	-	6 803
Ore tonnes mined (000)	77	-	-	-
Milling
Tonnes processed (000)	665	722	1 078	3 576
Head grade milled (g/t)	1.3	1.4	1.2	1.4
Recovery (%)	91.7	91.1	90.2	91.3
Ounces produced	24 631	30 008	38 547	141 822
Ounces sold	24 631	30 387	37 317	141 822
Average price received ($/oz)	1 305	1 252	1 632	1 408
Cash operating costs* ($/oz)	890	776	660	679
Total cash costs* ($/oz)	952	851	758	763
Profit from mining activity* ($000)	8 697	12 196	32 607	91 418

Attributable (40%)
Gold sales* ($000)	12 856	15 222	24 359	79 870
Ounces produced	9 852	12 003	15 419	56 729
Ounces sold	9 852	12 155	14 927	56 729
Gold on hand at period end# ($000)	-	-	786	-
Profit from mining activity* ($000)	3 479	4 878	13 043	36 567

Randgold owns 40% of Morila with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

*     Refer to explanation of non-GAAP measures provided.

#     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Morila mineral resource and reserve update

Mineral resources currently consist of the remaining stockpile material, open pittable ore made available through a pushback in the south of the pit and portion of the Tailings Storage Facility (TSF). The ore reserve consists of marginal stockpiles, open pit material and the higher grade portion of the TSF.

The mineral resource and reserve base for Morila at the end of 2013, with a comparison to figures at the end of 2012, is tabulated below:

MORILA MINERAL RESOURCES AND RESERVES

								Attributable
		Tonnes (MT)		Grade (g/t)		Gold (Moz)		gold*** 40% (Moz)
at 31 December	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES*
Stockpiles	Measured	0.6	3.9	1.1	1.1	0.02	0.1	0.01	0.06
	Inferred	2.1	2.1	0.8	0.8	0.05	0.05	0.02	0.02
TSF	Indicated	15	-	0.5	-	0.2	-	0.1	-
	Inferred	9.7	39	0.5	0.4	0.2	0.5	0.06	0.2
Open pit	Indicated	1.0	1.0	3.1	3.1	0.1	0.1	0.04	0.04
	Inferred	0.3	0.4	3.8	3.6	0.04	0.04	0.02	0.02
Total mineral resources	Measured and Indicated	16	4.9	0.7	1.6	0.4	0.2	0.1	0.1
	Inferred	12	41	0.6	0.4	0.2	0.6	0.1	0.2
MINERAL RESERVES**
Stockpiles	Probable	0.6	3.9	1.0	1.1	0.02	0.1	0.01	0.06
TSF	Probable	13	-	0.5	-	0.2	-	0.09	-
Open pit	Probable	0.9	1.0	2.9	2.9	0.08	0.1	0.03	0.04
Total mineral reserves	Proven and probable	14	4.9	0.7	1.5	0.3	0.2	0.1	0.09

*	Open pit mineral resources are those located within the $1 300/oz pit shell reported at $1 500/oz cut-off of 0.58g/t. Stockpile mineral resources are also reported at a $1 500/oz gold price and reported at a 0.57g/t cut-off. TSF mineral resources are reported at a $1 500/oz gold price and reported at a 0.33g/t cut-off. Open pit mineral resources were generated by Miss Paula Ogilvie, independent consultant, under the supervision of Jonathan Kleynhans, an officer of the company and competent person. TSF mineral resources were generated by BMRE independent consultants, under the supervision of Jonathan Kleynhans, an officer of the company and competent person.
**	Open pit mineral reserves are located within the $1 300/oz pit shell, but reported at $1 000/oz cut-off grade of 0.87g/t. Stockpile mineral reserves are reported at a $1 000/oz cut-off grade of 0.85g/t. TSF mineral reserves are reported at a $1 000/oz cut-off grade of 0.50g/t. Mineral reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person.
***	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 40% interest in Morila.

Mineral resource and mineral reserves are quoted as per JORC 2012 and thus reported to the second significant digit.

See comments and US disclaimer in this report.

TONGON

No LTIs were recorded in Q1. The LTIFR decreased from 0.9 in Q4 2013 to zero in Q1 2014.

Tongon produced 54 512oz of gold in Q1 (Q4 2013: 60 819oz) at total cash cost of $958/oz (Q4 2013: $830/oz). The decrease in production is due to a 4% drop in mill throughput and a 8% drop in the head grade milled. Operating costs were mainly impacted by an increase in powerhouse fuel consumption stemming from the failure of the grid power transformer in December 2013 which was subsequently repaired in February. Total cash cost per ounce was also negatively impacted by the drop in the head grade milled.

Total tonnes mined increased by 3% while ore tonnes mined decreased by 8% compared to the previous quarter, in line with planned cut-backs and hanging wall waste mining in the Southern Zone pit. The planned ramp-up of mill throughput into 2014 did not occur as a result of repeated mechanical failures of key components of the newly installed Vibrocone crushers. All actions taken to date to engineer out these Vibrocone crusher defects have not resulted in any significant benefit in increasing throughput or quality of the crushed product, as was originally specified and designed. As such the mine and the crusher supplier, Sandvik, have mutually agreed to change out all the existing Vibrocone crushers with conventional Sandvik CH660 cone crushers and to combine the replacement with an upgraded flowsheet, including additional equipment and circuits, to achieve the required capacity. The cost of the change out, removal and circuit modification will be carried out by Sandvik.

Profit from mining activity of $18.6 million decreased from the previous quarter’s $26.4 million reflecting the decrease in ounces sold and higher cost of production, partially offset by a 4% higher average gold price received.

TONGON RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2014	2013	2013	2013
Mining
Tonnes mined (000)	6 418	6 228	6 845	27 237
Ore tonnes mined (000)	898	977	929	4 081
Milling
Tonnes processed (000)	984	1 021	944	3 866
Head grade milled (g/t)	2.2	2.4	2.5	2.4
Recovery (%)	76.9	76.8	78.2	77.0
Ounces produced	54 512	60 819	58 503	233 591
Ounces sold	54 512	62 444	54 386	236 279
Average price received ($/oz)	1 298	1 253	1 637	1 394
Cash operating costs* ($/oz)	919	792	768	786
Total cash costs* ($/oz)	958	830	817	828
Gold on hand at period end# ($000)	-	-	9 718	-
Profit from mining activity* ($000)	18 567	26 422	44 595	133 907
Gold sales* ($000)	70 770	78 244	89 010	329 448

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

#     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Tongon mineral resource and reserve update

Only the SZ geological model was updated in 2013 due to new data from infill grade control drilling, advanced grade control drilling and exploration data, whilst the NZ model remains unchanged from 2011 resource update. Changes to the mineral resource and reserves are due to depletions from mining activities and model changes. Model changes have resulted in a drop in the resource and reserve grades. Grades increase near the base of the pits and drilling is planned to test the extent of this potential.

The mineral resource and reserve base for Tongon at the end of 2013, with a comparison to figures at the end of 2012, is tabulated below:

TONGON MINERAL RESOURCES AND RESERVES

								Attributable
		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		gold*** 89% (Moz)
at 31 December	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES*
Stockpiles	Measured	3.3	2.5	1.4	1.4	0.2	0.1	0.1	0.1
Open pits	Measured	5.7	-	2.6	-	0.5	-	0.4	-
	Indicated	24	32	2.5	2.7	1.9	2.8	1.7	2.5
	Inferred	4.6	3.0	2.6	2.5	0.4	0.2	0.4	0.2
Underground	Indicated	-	0.5	-	2.6	-	0.04	-	-
	Inferred	7.5	7.1	2.8	2.8	0.7	0.6	0.6	0.6
Total mineral resources	Measured and Indicated	33	35	2.4	2.6	2.5	3.0	2.2	2.7
	Inferred	12	10	2.7	2.7	1.1	0.9	1.0	0.8
MINERAL RESERVES**
Stockpiles	Proven	3.3	2.5	1.4	1.4	0.2	0.1	0.1	0.1
Open pits	Probable	28	31	2.3	2.5	2.1	2.5	1.8	2.2
Total mineral reserves	Proven and probable	31	34	2.2	2.4	2.2	2.6	2.0	2.4
*	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those insitu mineral resources below the NZ $1 500/oz pit shell reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Babacar Diouf (NZ) and Mr Simon Bottoms (SZ), both officers of the company, and supervised by Mr Jonathan Kleynhans, an officer of the company and competent person.
**	Open pit mineral reserves ore reported at a gold price of $1 000/oz and 0.84glt cut off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person.
***	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 89% interest in Tongon SA.

Mineral resource and reserve numbers are reported as per JORC 2012 and as such reported to the second significant digit.

See comments and US disclaimer in this report.

KIBALI

1 LTI was recorded during the quarter compared to 2 in the previous quarter and the LTIFR decreased from 0.43 in Q4 2013 to 0.28 in Q1 2014.

Kibali made good progress with the construction and commissioning of the second (sulphide) metallurgical mill stream and exceeded the gold production target for the quarter. Kibali produced 112 549oz during Q1, an increase of 28% on the previous quarter. Tonnes processed increased by 54% as the second sulphide mill stream was brought online. The head grade milled decreased by 11% to 3.3g/t, in line with plan while recoveries were down as a result of the second mill stream commissioning activity which together with the lower head grade impacted on total cash cost, which increased by 14% to $530/oz (Q4 2013: $464/oz).

Notwithstanding the increase in total cash costs, profit from the mining activity increased by 26% to $86.3 million following the increase in gold production and higher average gold price received.

KIBALI RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2014	2013	2013	2013
Mining
Tonnes mined (000)	7 327	6 325	5 096	25 004
Ore tonnes mined (000)	1 380	1 178	1 040	4 335
Milling
Tonnes processed (000)	1 244	808	-	808
Head grade milled (g/t)	3.3	3.7	-	3.7
Recovery (%)	85.7	91.3	-	91.3
Ounces produced	112 549	88 200	-	88 200
Ounces sold	112 549	88 200	-	88 200
Average price received ($/oz)	1 297	1 238	-	1 238
Cash operating costs* ($/oz)	494	433	-	433
Total cash costs* ($/oz)	530	464	-	464
Profit from mining activity* ($000)	86 331	68 282	-	68 282

Attributable (45%)
Gold sales* ($000)	65 713	49 153	-	49 153
Ounces produced	50 647	39 690	-	39 690
Ounces sold	50 647	39 690	-	39 690
Profit from mining activity* ($000)	38 849	30 727	-	30 727

Randgold owns 45% of Kibali with the DRC government and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

*      Refer to explanation of non-GAAP measures provided.

Construction of the metallurgical facility and infrastructure

The construction and commissioning of the metallurgical facility and infrastructure remained on plan. The secondary crushing, flotation and concentrate handling facility in respect of the sulphide circuit was handed over from construction for commissioning at the end of Q1.

Work on the Nzoro 2 hydro electrical facility continued and commissioning of the system including the electrical distribution and protection systems will commence at the beginning of Q2 2014.

Construction of the underground mine

Vertical shaft system

By the end of Q1 the main sink passed the halfway mark and reached a depth of 417 vertical metres with a quarterly performance of 221m, slightly ahead of plan.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2014	2013	2013	2013
Vertical metres	221	93	-	195

Decline shaft system

During the quarter, the decline shaft system again advanced at a rate ahead of the target. An advance of some 1 658m was achieved during the quarter which brings the total decline development since the programme started to 5 605m.

Priority during the quarter was given to a third access to the 5000 lode as well as the main ventilation system which will enable Kibali to start with ore drive development at the beginning of 2014. The new mine schedule is expected to enable first ore stoping to commence at the end of Q4 2014, with the first raisebore and paste plant construction on schedule to support this activity. The mining of the two main substations in C and B1 decline was completed during the quarter and the main pump station was accessed.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2014	2013	2013	2013
Ore tonnes mined	2 350	-	-	-
Development metres	1 658	1 367	493	3 947

Resettlement Action Plan (RAP)

The construction of the Roman Catholic Complex neared completion at the end of Q1 with the steel roof structure of the church being lifted into place. The church building is expected to be completed by the middle of Q2 2014 which will bring to an end the construction phase of the RAP programme.

The community grievance system is operating effectively and an elected Community Forum is in place and functioning.

Capital expenditure

The capital expenditure for the quarter amounted to $107.9 million. The capital estimate for phases 1 and 2 of the project has been updated and is now estimated at $1.81 billion, excluding pre-production mining expenses (previously estimated at $1.77 billion).

Kibali mineral resource and reserve update

Mineral resources increased to 22Moz due to extensions of KCD open pit and underground mineral resources as well as significant increase in Gorumbwa inferred open pit mineral resources. This is after the removal of the Kibali South inferred deposit and depletions from mining activities. Open pit mineral reserves are in line with last year after depletion. Underground mineral reserves have increased to 8Moz due to the increase in the resource as well optimisation of the mine design thereby reducing costs.

The mineral resource and reserve base for Kibali at the end of 2013, with a comparison to figures at the end of 2012, is tabulated below:

KIBALI MINERAL RESOURCES AND ORE RESERVES

								Attributable
		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		gold*** 45% (Moz)
at 31 December	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES*
Stockpiles	Measured	3.6	0.07	2.2	2.2	0.2	0.01	0.1	0.002
Open pits	Measured	2.3	4.3	2.4	3.0	0.2	0.4	0.08	0.2
	Indicated	81	76	2.1	2.1	5.4	5.2	2.4	2.4
	Inferred	29	38	2.3	1.9	2.1	2.4	1.0	1.1
Underground	Indicated	68	54	5.2	5.4	11	9.4	5.1	4.2
	Inferred	31	17	3.1	2.8	3.1	1.5	1.4	0.7
Total mineral resources	Measured and indicated	154	135	3.5	3.5	17	15	7.7	6.8
	Inferred	60	55	2.7	2.2	5.2	3.9	2.3	1.8
MINERAL RESERVES**
Stockpiles	Proven	3.6	0.07	2.2	2.2	0.2	0.01	0.1	0.002
Open pits	Proven	1.9	3.5	2.5	3.3	0.2	0.4	0.07	0.2
	Probable	40	41	2.5	2.5	3.2	3.3	1.4	1.5
Underground	Probable	44	39	5.7	5.8	8.0	7.2	3.6	3.2
Total mineral reserves	Proven and probable	89	83	4.0	4.1	12	11	5.2	4.9

*	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources at the KCD deposit that fall below the 5 685m RL elevation, reported at a cut-off of 1.5g/t. Mineral resources were generated by Mr Ernest Doh, an officer of the company and competent person.
**	Open pit mineral reserves are reported at a gold price of $1 000/oz and an average cut-off of 0.9g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Nicholas Coomson, an officer of the company and a competent person. Underground mineral reserves are reported at a gold price of $1 000/oz and a cut-off of 2.4g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr Tim Peters, an independent consultant and a competent person.

***  Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold mine.

Mineral resource and mineral reserves are quoted as per JORC 2012 guidelines and thus reported to the second significant digit.

See comments and US disclaimer in this report.

EXPLORATION ACTIVITIES

Q1 has seen the implementation of an exploration strategy based on 2 key components: reserve growth and a new discovery.

The current reserves, which are drilled out and banked at gold price of $1 000/oz support the group’s growing production profile and rolling 5 year mine plan. In order to maintain that plan and extend it to a 10 year plan there are key gaps that need to be addressed through the addition of reserves, focused on the following targets:

▪	Conversion of 1Moz at +5g/t from the Gounkoto Jog Zone underground project;
▪	Conversion of 0.6Moz at +5g/t of inferred ounces at Yalea underground;
▪	Conversion of 0.23Moz at +5g/t of inferred ounces at Gara underground;
▪	Conversion of 0.35Moz at +3g/t of inferred ounces at Gorumbwa open pit (Kibali); and
▪	The evaluation of low grade satellite ounces to the Tongon plant and integration into the mine plan.

In order to improve the opportunity to discover a new world class gold deposit, a critical review of the resource triangle was undertaken and dormant targets, as well as targets that have been in the triangle for more than 2 years, were rejected. This has had the effect of reducing the total number of targets by 45 to 115. Key to effecting this strategy is the acceleration in the turnover of targets within the triangle and the replenishment of permits.

Key areas of focus for a new discovery are:

▪	Ivory Coast;
▪	The Loulo district and Senegal-Mali shear zone including the Bakolobi joint venture and the new Legend joint venture;
▪	Northeast DRC including both Kibali and the Kilogold joint venture; and
▪	Senegal both within our permit holding on the Mako Belt and Bambadji on the Senegal-Mali shear zone adjacent to the Loulo District.

MALI

Gounkoto

At Gounkoto, an extensive drill programme has been completed around the deposit with holes testing deep targets in the footwall, down plunge to the south and below the pit on Main Zone 1. Work has continued to define MZ4 and explore its relationship with P64 which has resulted in a new geological model for Gounkoto combining all zones of mineralisation as well as P64, this will result in a new pit optimisation due for completion in Q2. Work continues to explore the northern extensions of the Gounkoto system. In the Jog Zone, work has focused on MZ3 where drilling has confirmed the extension of high grade mineralisation at depth to the north of the existing underground project. Hole 402 intersected 20.6m at 5.21g/t from 535m (including 2.9m at 9.71g/t and 5m at 11.49g/t). This opens up a large area of potential due to the wide spacing of existing drilling and rigs are now infilling this target. Hole 406 designed to test the extension of a south plunge to high grade mineralisation in MZ1 to the south of the deposit returned 2.95m at 2.19g/t from 409m and indicates the structure narrows to the south with less dilation and mineralisation.

Exploration across the Gounkoto lease has been accelerated and new targets have been generated for testing in Q2. Results from the four targets tested in Q1: Sahnou, Djiguibah, Findogoleh and Sanou NW, did not meet expectations and have been rejected from the resource triangle. New high grade results have been returned from Toronto Gap (33g/t and 7g/t) and Bandankoto NW (24g/t).

Loulo

Exploration work at Loulo has been on the evaluation of identified targets within the permit as well as defining drill programmes to convert resources to reserve at both Gara and Yalea. Work on the Gara South and Yalea Ridge South targets this quarter has determined that both targets have limited potential to add significant ounces to the project with only limited surface exposure to mineralisation and no further work will be completed. A new target named Waraba has returned encouraging results from shear hosted mineralisation over a 400m strike in an area of artisanal mining, although it has a narrow width at surface (<5m). 43 samples returned an average gold grade of 2.97g/t with 13 samples returning average of 9.5g/t: The mineralised zone is hosted in a north-south striking sequence of quartzite and brecciated hematitic greywacke. Three recently completed trenches as initial follow-up returned the following intersections: WTR01: 3.85m at 2g/t including 1.10m at 3.24g/t, WTR02: 3.40m at 1.65g/t including 1.30m at 3.93g/t, and WTR03: 3.90m at 2.15g/t including 1.60m at 4.83g/t. More detailed work is being carried on mapping and channel sampling of the artisanal pits prior to a decision of the next phase of follow-up work.

A 380 line kilometre induced polarisation (IP) geophysical survey is underway in the northern half of the Loulo permit to provide a new layer of data to aid in mapping the underlying geology as well as the generation of new targets in an area that is underexplored.

Underground exploration

Yalea

A total of 37 diamond holes for 3 610m were drilled at Yalea during the quarter and three key areas were tested:

▪	The low grade zone to the north of the Purple Patch in order to test a probable extension of the high grade. The results return grade higher than the block model above the underground cut off and therefore represents an opportunity to provide additional mining blocks. The weighted average intersection of the boreholes returned 28.4m at 3.92g/t versus the block model of 16.3m at 2.73g/t.
▪	To test the narrowing of the Purple Patch between the 258L and 283L. The results confirm that the orebody narrows from the currently modelled 8.5m to 2.1m however the grade has increased from 8.5g/t to 19.2g/t. The thinning is due to the hangingwall and footwall structures pinching together and will result in a new mine design for this area.
▪	A gap in the drill coverage in the southern part of the Purple Patch close to an EW Fault. The results confirm the orebody is narrower than currently modelled in close proximity to the fault 1.4m versus 6.2m but with a corresponding grade increase from 8g/t to 10.5g/t. This will result to a new mine design for these blocks.

One of the main strategies at Yalea is the conversion of inferred resources to the indicated category and ultimately reserves. There are currently 0.6Moz at 6g/t categorised as inferred at depth, below the Purple Patch. There are additional opportunities in the south of the deposit to increase the grade in an area of poor drill coverage and where ground conditions are poor with strong weathering on the hangingwall structure. A total of 8 980m of drilling has been designed and the programme commenced by quarter end.

Gara

At Gara, a total of 34 holes for 3 239m were drilled during the quarter. Results from Gara North marginal ore returned a narrower intersection but higher grade compared to the model: 11m at 3.17g/t versus 13.45m at 2.92g/t and offer an opportunity to identify additional mining blocks.

Similar to Yalea one of the key strategies at Gara is to convert inferred ounces to indicated and ultimately reserves, this amounts to 0.23Moz at 5.9g/t. 7 holes out of a total of 9 holes have been completed and have returned encouraging results with a weighted average intersection of 4.8m at 9.01g/t versus the block model of 8.25m at 5.12g/t. Mineralisation is associated with the hinge of a south plunging anticline, strongly disseminated pyrite and quartz carbonate veining of the quartz tourmaline host rock. High grade mineralisation is open down plunge and additional drill holes have been planned as further follow up.

Individual drill results include: LOCP161: 4.7m at 7.71g/t from 332.7m, LOCP162: 4.1m at 22.00g/t from 473.10m and LOCP165: 4.65m at 17.83g/t from 465.85m.

Bakolobi (Taurus JV)

A 236km gradient array induced polarisation (IP) and resistivity, as well as ground magnetic survey has been completed across the northern part of the permit. This together with a detailed soil sampling survey identified eleven targets for follow-up, located within the main N-S trending structural corridor which hosts both the Fekola deposit (Papillon) to the south and Gounkoto to the north.

Work on the main Bakolobi target includes a resampling of old trenches: 27m at 2.23g/t including 9m at 5.67g/t in quartzite, and 10.4m at 1.98g/t including 4.4m at 4.25g/t in porphyry. Auger holes returned BaA221: 15m at 1.28g/t and BaA228: 22m at 2.34g/t in quartzites with silica and albite alteration. A drill motivation for 10 000m of RC drilling is in progress as per the terms of the joint venture agreement to test the priority targets in Q2.

Mali West

As part of our long term strategy in Western Mali we signed a new JV agreement with Legend Gold. Legend Gold which holds the rights to a portfolio of permits which straddle the highly prospective Senegal-Mali shear zone, directly south of the Sadiola gold mine, and which remain under explored. Randgold will fully fund exploration to completion of a prefeasibility study to acquire a 51% interest in the project. Legend has the option to co-fund the feasibility study to retain 49% or dilute to 35% with Randgold increasing its stake to 65%. Both parties fund development.

We have received a comprehensive dataset from Legend over the portfolio of permits including: airborne electromagnetic and magnetic data, geology, regolith, soil geochemistry, drilling (auger, RAB, RC and diamond), pitting and trenching. The results highlight anomalism coincident with the Senegal-Mali shear zone. The aim of the first phase of work is to integrate the various data layers and field mapping to enable a target generation exercise to prioritise targets for follow-up work. Randgold geologists have been mobilised to the project area to commence fieldwork.

SENEGAL

Massawa

Geological studies continued at Massawa to refine models for the deposit following a surface trenching program in Q1. The current model for the Central Zone is one of broad envelopes of gold mineralisation. The work including grade control orientation studies, trenching and relogging of core is highlighting the potential for multiple narrow high grade lodes, which would result in a reduction in tonnes but a significant increase in grade. This will be captured in a new model and open pit and underground scenarios will also be tested. A recent trench excavated parallel to one of the high grade lodes (Ore Zone 5) to evaluate the continuity and grade distribution along the strike of the lode returned 49m at 42g/t, confirming the high grade, although the results were nuggety in nature with some values exceeding 1 000g/t.

The modelling of 4 satellite deposits (Sofia, Bambara, Tina and Delya) has returned inferred resources of 0.92Moz at 1.74g/t. There are 2 further satellite targets, namely Kawsara and Tombo with a combined geological potential of 1.9Moz at 0.7g/t. Additional exploration work continues to review all data layers and identify new targets and ‘gap areas’ to test. Results from the TKN target reveal the ocean floor basalt sequence to have highly anomalous back ground levels of gold but no economic source.

The mineral resources have increased due to the inclusion of satellite open pit inferred mineral resource deposits. The mineral reserves have stayed the same as the December 2010 declaration.

The mineral resource and reserve base for Massawa at the end of 2013, with a comparison to figures at the end of 2012, is tabulated below:

MASSAWA MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** 83% (Moz)
at 31 December	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES*
Open pits	Measured	0.2	-	5.1	-	0.2	-	0.03	-
	Indicated	35	37	2.6	2.7	2.9	3.2	2.4	2.6
	Inferred	22	1.2	1.9	3.3	1.3	0.1	1.1	0.1
Underground	Inferred	2.5	2.2	4.4	4.2	0.4	0.3	0.3	0.2
Total mineral resources	Measured and Indicated	35	37	2.6	2.7	3.0	3.2	2.5	2.6
	Inferred	24	3.4	2.1	3.9	1.7	0.4	1.4	0.4
MINERAL RESERVES**
Open pits	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Total mineral reserves	Proven and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
*	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources below the $1500/oz pit shell of the North 2 deposit reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Babacar Diouf (CZ) and Mr Simon Bottoms (NZ and satellites) both officers of the company under the supervision of Jonathan Kleynhans an officer of the company and competent person
**	Open pit mineral reserves are reported at a gold price of $1000/oz and 1.1g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were generated by Shaun Gillespie an officer of the company and competent person.

*** Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83% interest in the Massawa project.

Mineral resource and mineral reserves are quoted as per JORC 2012 guidelines and thus reported to the second significant digit.

See comments and US disclaimer in this report.

Bambadji

All historical exploration data covering the Bambadji permit was collated and reanalysed. In conclusion there are twelve second and third order soil anomalies which have received no follow-up work but locate within favourable geological and structural settings, however the regolith is complex with transported cover.

COTE D’IVOIRE

Throughout this quarter, exploration activities across the permits have focussed on a re-evaluation of the low grade mineralisation adjacent to the Tongon plant and accelerating field programmes designed on priority targets.

The Tongon mine is a low grade bulk mineable operation and within a 10km radius of the plant there are four targets with a combined geological estimate of 0.4Moz at 1.44g/t. These targets are being re-evaluated with updated geological models and drill programmes are being designed to add them to the future mine plan.

Results from both the Diaouala and Boundiali permits have failed to return results to support further work at this time.

Mankono permit

Significant progress was made on the geological understanding of the permit through regional mapping in the northern half of the permit and data compilation from regional pitting programmes in the south where outcrops are very rare. This work has demonstrated the existence of a wide sedimentary sequence in contact with volcanic units. Sediments are composed of feldspar-rich greywacke, fine grained siltstone, argillite and a large polymictic conglomerate units; the sedimentary sequence is folded as attested to by younging directions from cross bedding as well as repetition of the different lithologies. These sediments may represent a younger formation comparable to the Tarkwaian.

This volcanic and sedimentary package is intruded by mafic, tonalite and granite intrusions. Late diorite, quartz feldspar porphyries and felsic dykes are also mapped. Quartz with tourmaline veins occur associated with quartz-feldspar porphyry dykes along the fold axis of the folded sediments.

An infill soil sampling program has been completed on the area termed as Priority 1, which is a +21km long regional soil anomaly. Results so far have not only confirmed the regional trend returning a +15k long corridor with a series of significant anomalies of +50 ppb containing very high values of up to 4g/t; 2.25g/t, 1.46g/t and 1.0g/t. The anomalies are structurally controlled by NE and NS regional structures and are located on residual regolith. Furthermore, soil anomalies coincide with a significant geophysical anomaly at the contact between volcanic and sedimentary rocks. 5 individual targets have been generated and follow up work including pitting and trenching has commenced.

Fapoha permit

The geological interpretation completed for the entire permit has revealed a major sheared contact between volcanics and sediments. Volcanics are composed of andesite, tuffs and basalts, whereas sediments are identified as greywacke and argillite. Both volcanics and sediments are intruded by granodiorite, gabbros and late granites. The regional soil sampling programme defined numerous significant soil anomalies extending over +15km principally located along this major lithological boundary. Field traverses have validated the soil anomalies and confirmed an insitu nature. An intensive lithosampling programme has been completed over the anomalies where outcrop was present. 101 lithosamples were collected on chert, argillite, brecciated quartzite, gossan, and felsic intrusive, associated with shearing, folding and common disseminated pyrite. Results are pending. Infill soil sampling has commenced in the southern part of the permit where 4 targets are prioritised around a granodiorite intrusion, with a setting similar to the Tongon deposits.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

At Kibali, we continue to build our knowledge of the geology, styles of mineralisation and structural controls on the mineral inventory. Kibali is a long life mine with over 10 years of reserve already banked and this knowledge building will help drive future resource conversion as well as new discoveries. The main focus in Q1 has been on the conversion of inferred resources at Gorumbwa and the evaluation of identified targets: Memekazi and Aindi Watsa.

Gorumbwa

Gorumbwa was mined open pit and underground via shaft access in the early 1950s and at times in the 1990s. The mine has since been inactive, and flooded. Resource conversion drilling of 32 holes for a total of 6 368m commenced and was completed during the quarter. Gorumbwa has an inferred resource of 7.82Mt at 3.66g/t Au for 0.92Moz within the $1 500/oz gold price pit shell. Drilling objectives were to convert approximately 0.37Moz within the $1 000/oz reserve pit shell.

Assay results for six holes have been received. Drill hole intersections were compared against the current block model for the deposit. The results show considerable variation to the current model with multiple intersections outside of the model as well as significant visible gold in the footwall of the deposit which has not been previously modelled however gold assay results are pending for these holes. Once all the results are returned a new model and optimisation will be completed.

GORUMBWA DRILL RESULTS RECEIVED IN Q1 2014

Borehole ID	From (m)	To (m)	Width (m)	True width (m)	Grade (Au g/t)	Including
GDD044	90.0	110.0	20.0	19.4	3.66	5.5m at 7.6g/t from 104.45m
GDD045	22.0	30.0	8.0	7.85	1.96
	43.5	55.0	11.5	11.27	0.85
	97.0	109.0	12.0	11.78	4.17	2m at 16.7g/t from 107m
	132.0	134.0	2.0	1.96	1.68
GDD046	100.0	102.0	2.0	1.95	1.97
	110.0	113.9	3.9	3.8	1.90
	132.0	145.5	13.5	13.26	3.95	6m at 6.92g/t from 134m
GDD047	0.0	4.0	4.0	3.95	3.32
	75.0	77.0	2.0	1.98	2.23
	92.0	96.0	4.0	3.95	3.05	1m at 7.96g/t from 95m
	105.0	108.5	3.5	3.46	1.89
	141.0	154.0	13.0	12.93	5.00	2m at 21.6g/t from 143m
GDD048	196.0	220.8	24.8	24	3.24	14.5m at 6.77g/t from 198m
	224.0	242.3	18.3	17.67	1.56	1m at 14g/t from 239m
GDD050	223.9	258.8	34.9	34.02	4.10	10m at 9.25g/t from 223m
	262.8	279.0	16.2	15.76	1.20

Memekazi Target

Memekazi is located approximately 1.8km southeast of the plant. It is a 400m long, east-northeast trending low ridge with coincident artisanal miner pits, anomalous gold-in-soil values and anomalous drill intersections from shallow (20m deep) scout RC drilling. Memekazi ridge is the western portion of a larger 2 500m by 1 000m trending gold-in-soil anomaly that extends out towards Renzi village in the east. Pit sampling has returned encouraging results including: 6.83g/t, 3.61g/t, 4.06g/t, 1.85g/t and 2.08g/t from silicified sericitic schist with sugary quartz or brecciated chert. A trenching programme is currently underway prior to RC drilling in planned for the next phase.

Aindi Watsa

The target is 6km to the southwest of the Kibali plant. Reviews of airborne magnetic and electromagnetic data indicate the target locates on a NE trending structure with a subtle kink. Regional scale soil samples highlight a 3km by 400m trending gold-in-soil anomaly (40ppb contour). Reconnaissance work commenced late in Q1 with infill soil sampling, trenching and pitting programmes.

Kilo joint venture

Regional soil sampling has progressed over the Isiro belt and is expected to finish within a month. So far results from Block 1 are weak, highlighting several incoherent line anomalies, however the values increase towards the SE of Block 1 returning a maximum of 130ppb. Block 2 shows similar incoherent line anomalies and with what appears to be increasing anomalism towards the NW of the grid. The maximum value of Block 2 is 130ppb.

On the Ngayu Belt detailed fact mapping and geological interpretation has progressed on the main Yambenda target. The 10km gold-in-soil anomaly appears to be spatially associated with steeply dipping outcrops of banded iron formation and has a coincident arsenic anomaly. Infill soil sampling and follow-up work including pitting and trenching will take place in Q2.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$000	Unaudited quarter ended 31 Mar 2014	Unaudited quarter ended 31 Dec 2013	Unaudited quarter ended 31 Mar 2013	Audited 12 months ended 31 Dec 2013
REVENUES
Gold sales on spot	284 350	291 794	284 687	1 137 690
Total revenues	284 350	291 794	284 687	1 137 690
Other income	3 632	1 544	7 682	6 028
Total income	287 982	293 338	292 369	1 143 718
COST AND EXPENSES
Mine production costs	130 543	134 468	136 129	536 229
Movement in production inventory and ore stockpiles	(2 854)	(10 095)	(18 492)	(49 730)
Depreciation and amortisation	36 605	18 766	49 845	130 638
Other mining and processing costs	15 970	12 186	17 577	61 319

Mining and processing costs	180 264	155 325	185 059	678 456
Transport and refining costs	706	657	578	2 663
Royalties	14 912	15 237	14 397	58 415
Exploration and corporate expenditure	10 829	8 538	12 985	49 485
Other expenses	-	11 071	-	-
Total costs	206 711	190 828	213 019	789 019

Finance income	204	(35)	486	1 242
Finance costs	(353)	(1 930)	(3 408)	(7 737)

Finance income/(costs) - net	(149)	(1 965)	(2 922)	(6 495)
Share of profits of equity accounted joint ventures	26 930	29 182	8 947	54 257
Profit before income tax	108 052	129 727	85 375	402 461
Income tax expense	(22 933)	(37 281)	(3 760)	(76 714)
Profit for the period	85 119	92 446	81 615	325 747
Other comprehensive income
Gain/(loss) on available-for-sale financial assets	605	495	(884)	(1 173)
Share of equity accounted joint ventures other comprehensive gain/(loss)	709	(42)	(164)	(400)
Total other comprehensive income/(expense)	1 314	453	(1 048)	(1 573)
Total comprehensive income	86 433	92 899	80 567	324 174
Profit attributable to:
Owners of the parent	74 340	81 101	69 648	278 382
Non-controlling interests	10 779	11 345	11 967	47 365
	85 119	92 446	81 615	325 747
Total comprehensive income attributable to:
Owners of the parent	75 654	81 554	68 600	276 809
Non-controlling interests	10 779	11 345	11 967	47 365
	86 433	92 899	80 567	324 174
Basic earnings per share ($)	0.80	0.88	0.76	3.02
Diluted earnings per share ($)	0.79	0.87	0.75	2.98
Average shares in issue (000)	92 504	92 243	92 191	92 213

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

$000	Unaudited at 31 Mar 2014	Audited at 31 Dec 2013	Unaudited at 31 Mar 2013
Assets
Non-current assets
Property, plant and equipment	1 459 095	1 457 500	1 313 670
Cost	1 924 254	1 886 054	1 661 431
Accumulated depreciation and amortisations	(465 159)	(428 554)	(347 761)
Deferred tax	1 294	1 294	1 970
Long-term ore stockpiles	143 852	142 010	-
Trade and other receivables	50 700	49 023	-

Investments in equity accounted joint ventures	1 332 059	1 267 776	950 243
Other investments in joint ventures	50 198	52 459	45 015

Total investments in joint ventures	1 382 257	1 320 235	995 258
Total non-current assets	3 037 198	2 970 062	2 310 898
Current assets
Inventories and ore stockpiles	174 584	180 415	298 617
Trade and other receivables	210 756	186 054	219 628
Cash and cash equivalents	11 319	38 151	250 210
Available-for-sale financial assets	2 435	1 831	2 119
Total current assets	399 094	406 451	770 574
Total assets	3 436 292	3 376 513	3 081 472
Equity attributable to owners of the parent	2 963 979	2 879 041	2 695 747
Non-controlling interests	184 348	178 813	157 604
Total equity	3 148 327	3 057 854	2 853 351
Non-current liabilities
Loans from minority shareholders	2 766	2 929	3 151
Deferred tax	28 458	28 458	23 671
Provision for rehabilitation	49 177	49 177	52 575
Total non-current liabilities	80 401	80 564	79 397
Current liabilities
Trade and other payables	126 510	174 445	133 973
Current tax payable	81 054	63 650	14 751
Total current liabilities	207 564	238 095	148 724
Total equity and liabilities	3 436 292	3 376 513	3 081 472

These results are presented as the first quarter ended 31 March 2014. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2013, and which will form the basis of the 2014 annual report. No new or amended accounting standards effective for 2013 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2013, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2013 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment costs increased by $38.2 million for the quarter ended 31 March 2014. This can be mainly attributed to capital expenditure on decline developments at the Yalea and Gara underground mines at Loulo, as well as the backfill project.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 March 2014 amounted to $78.1 million with the majority relating to Kibali ($42.7 million) and the Loulo-Gounkoto complex ($31.8 million).

The long term ore stockpiles balance of $143.9 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon expected to be processed after more than one year, in line with the respective life of mine plans.

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments, mainly at Kibali as well as Morila and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to RAL 1 Limited, one of the group's asset leasing joint ventures. The total investment in joint ventures primarily represents the original cost of acquiring Kibali, subsequent funding of the Kibali capital expenditure and the group’s interest in leasing assets. The increase of $62.1 million in total investment in joint ventures mainly reflects funds advanced to Kibali during the quarter ($36.6 million), as well as the group’s profit share from equity accounted joint ventures ($26.9 million), partially offset by a repayment received from RAL 1 ($2.2 million).

Inventories and ore stockpiles (including the allocation of a portion to non-current) of $318.4 million are in line with the balance at year-end of $322.4 million.

Trade and other receivables (including the allocation of a portion to non-current) at 31 March 2014, increased by 11% quarter on quarter. This is mainly the result of increases in gold debtor balances at Loulo and Tongon due to the timing of shipments, as well as increases in contractor advances at Loulo.

The total outstanding refundable VAT balances in Mali amount to $129.1 million (31 December 2013: $129.0 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue cash settlement of these VAT balances. The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounting to $50.7 million, and is shown in the long term debtors. The group’s share of the VAT balance at Kibali amounted to $45.8 million (31 December 2013: $36.4 million). The Morila and Kibali VAT balances are included in the group’s investment in joint venture line.

The group had received claims for various taxes from the State of Mali totalling $123.0 million (31 December 2013: $123.0 million), in respect of the Loulo, Gounkoto and Morila mines and the Kankou Moussa gold sales operation. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The appointment of arbitrators has been finalised and the first procedural hearing took place during February 2014, although the outcome of this process is not expected to be concluded until 2015.

The decrease in cash of $26.8 million since 31 December 2013 largely reflects the group’s continued investment in capital expenditure in its subsidiaries ($38.2 million), additional investments in joint ventures to fund capital expenditure ($36.6 million), especially at Kibali, as well as the State of Mali’s portion of the Gounkoto dividends ($5.2 million) which were paid during the quarter. This was partially offset by strong operational cashflows ($49.8 million).

The company has access to a $200.0 million unsecured revolving credit facility with HSBC and three other banks which matures in May 2016 and is at present undrawn. Based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price.

Trade and other payables decreased by $47.9 million, mainly due to a drop in trade creditors at Loulo, Gounkoto and Tongon.

Current tax payable of $81.1 million increased by $17.4 million and includes a corporate tax provision of $53.8 million related to Gounkoto, following the cessation of the tax holiday on 1 June 2013, as well as an increase in the corporate tax liability at Loulo. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

$000	Unaudited quarter ended 31 Mar 2014	Unaudited quarter ended 31 Mar 2013	Audited 12 months ended 31 Dec 2013
Profit after tax	85 119	81 615	325 747
Income tax expense	22 933	3 760	76 714
Profit before income tax	108 052	85 375	402 461
Share of profits of equity accounted joint ventures	(26 930)	(8 947)	(54 257)
Adjustment for non-cash items	43 415	57 949	166 519
Effects of change in operating working capital items	(69 246)	(46 735)	(46 982)

Receivables	(31 900)	(21 114)	(62 738)
Inventories and ore stockpiles	3 989	(26 008)	(49 816)
Trade and other payables	(41 335)	387	65 572

Dividends received from equity accounted joint ventures	-	8 000	18 974
Income tax paid	(5 521)	(3 615)	(22 249)
Net cash generated from operating activities	49 770	92 027	464 466
Additions to property, plant and equipment	(38 200)	(68 650)	(303 099)
Funds invested in equity accounted joint ventures	(36 644)	(134 028)	(424 906)
Loans repaid by equity accounted joint ventures	2 261	-	-
Net cash used by investing activities	(72 583)	(202 678)	(728 005)
Proceeds from issue of ordinary shares	1 225	29	1 184
Dividends paid to company’s shareholders	-	-	(46 137)
Dividends paid to non-controlling interests	(5 244)	(13 036)	(27 225)
Net cash used by financing activities	(4 019)	(13 007)	(72 178)
Net decrease in cash and cash equivalents	(26 832)	(123 658)	(335 717)
Cash and cash equivalents at beginning of period	38 151	373 868	373 868
Cash and cash equivalents at end of period	11 319	250 210	38 151

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves* $000	Retained earnings* $000	Total equity attributable to owners of parent* $000	Non- controlling interests* $000	Total equity* $000
Balance - 31 Dec 2012 - audited	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777. 687
Share of other comprehensive expense of joint ventures	-	-	-	(164)	-	(164)	-	(164)
Fair value movement on available-for-sale financial assets	-	-	-	(884)	-	(884)	-	(884)
Other comprehensive expense	-	-	-	(1 048)	-	(1 048)	-	(1 048)
Net profit for the period	-	-	-	-	69 648	69 648	11 967	81 615
Total comprehensive income/ (expense) for the period	-	-	-	(1 048)	69 648	68 600	11 967	80 567
Share-based payments	-	-	-	6 883	-	6 883	-	6 883
Share options exercised	1 000	-	22	-	-	22	-	22
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	6	(6)	-	-	-	-
Shares vested#	134 228	7	11 036	(9 815)	-	1 228	-	1 228
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(13 036)	(13 036)
Balance - 31 Mar 2013 - unaudited	92 196 381	4 610	1 420 208	47 008	1 223 921	2 695 747	157 604	2 853 351
Balance - 31 Dec 2013 - audited	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854
Fair value movement on available-for-sale financial assets	-	-	-	605	-	605	-	605
Share of other comprehensive income of joint ventures	-	-	-	709	-	709	-	709
Other comprehensive income	-	-	-	1 314	-	1 314	-	1 314
Net profit for the period	-	-	-	-	74 340	74 340	10 779	85 119
Total comprehensive income for the period	-	-	-	1 314	74 340	75 654	10 779	86 433
Share-based payments	-	-	-	6 809	-	6 809	-	6 809
Share options exercised	29 300	2	1 223	-	-	1 225	-	1 225
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	479	(479)	-	-	-	-
Shares vested#	239 206	12	17 231	(15 993)	-	1 250	-	1 250
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 244)	(5 244)
Balance - 31 Mar 2014 - unaudited	92 514 037	4 626	1 442 446	56 049	1 460 858	2 963 979	184 348	3 148 327
*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2013 and 2012 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised Financial Information’ in the following table include the group’s share of each operating mine, together with adjustments to eliminate inter-group transactions.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

$000	Unaudited quarter ended 31 Mar 2014	Unaudited quarter ended 31 Dec 2013	Unaudited quarter ended 31 Mar 2013	Unaudited 12 months ended 31 Dec 2013
Gold sales per IFRS#	284 350	291 794	284 687	1 137 690
Gold sales adjustments for joint ventures+	78 569	64 374	24 359	129 022
Gold sales*	362 919	356 168	309 046	1 266 712
Mine production costs#	130 543	134 468	136 129	536 229
Movement in production inventory and ore stockpiles#	(2 854)	(10 095)	(18 492)	(49 730)
Transport and refining costs#	706	657	578	2 663
Royalties including adjustment for joint ventures	17 338	17 393	15 861	64 455
Royalty adjustment for joint ventures+	(2 426)	(2 156)	(1 464)	(6 040)
Total royalties#	14 912	15 237	14 397	58 415
Other mining and processing costs#	15 970	12 186	17 577	61 319
Cash costs adjustments for joint ventures+	32 609	25 372	8 442	49 055
Total cash costs*	191 886	177 825	158 631	657 951
Profit from mining activity*	171 033	178 343	150 415	608 761
Ounces sold	280 024	283 254	188 654	920 248
Total cash cost per ounce sold*	685	628	841	715
Cash operating cost per ounce sold*	623	566	757	645
Gold on hand at period end*	4 831	-	31 180	-

*	Refer to explanation of non-GAAP measures provided.
#	Figures extracted from IFRS results.
+	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

ANNUAL RESOURCE AND RESERVE DECLARATION

At 31 December		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
Mine/project	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES
Kibali								45%	45%
	Measured	5.9	4.4	2.3	3.0	0.4	0.4	0.2	0.2
	Indicated	149	130	3.5	3.5	17	15	7.5	6.6
Sub total	Measured and indicated	154	135	3.5	3.5	17	15	7.7	6.8
	Inferred	60	55	2.7	2.2	5.2	3.9	2.3	1.8
Loulo								80%	80%
	Measured	11	6.5	3.8	3.1	1.4	0.7	1.1	0.5
	Indiciated	40	50	4.9	4.9	6.3	7.8	5.0	6.2
Sub total	Measured and indicated	52	56	4.6	4.7	7.7	8.4	6.2	6.8
	Inferred	18	17	3.5	3.4	2.0	1.8	1.6	1.4
Gounkoto								80%	80%
	Measured	4.9	2.1	4.1	2.2	0.6	0.1	0.5	0.1
	Indicated	23	25	4.4	5.0	3.3	4.0	2.7	3.2
Sub total	Measured and indicated	28	27	4.4	4.8	4.0	4.1	3.2	3.3
	Inferred	3.5	4.0	3.7	3.8	0.4	0.5	0.3	0.4
Morila								40%	40%
	Measured	0.6	3.9	1.1	1.1	0.02	0.1	0.01	0.06
	Indicated	16	1.0	0.7	3.1	0.3	0.1	0.1	0.04
Sub total	Measured and indicated	16	4.9	0.7	1.6	0.4	0.2	0.1	0.1
	Inferred	12	41	0.6	0.4	0.2	0.6	0.1	0.2
Tongon								89%	89%
	Measured	9.0	2.5	2.2	1.4	0.6	0.1	0.6	0.1
	Indicated	24	33	2.5	2.7	1.9	2.9	1.7	2.6
Sub total	Measured and indicated	33	35	2.4	2.6	2.5	3.0	2.2	2.7
	Inferred	12	10	2.7	2.7	1.1	0.9	0.9	0.8
Massawa								83%	83%
	Measured	0.2	-	5.1	-	0.03	-	0.03	-
	Indicated	35	37	2.6	2.7	2.9	3.2	2.4	2.6
Sub total	Measured and indicated	35	37	2.6	2.7	3.0	3.2	2.5	2.6
	Inferred	24	3.4	2.1	3.9	1.7	0.4	1.4	0.4
Total resources	Measured and indicated	318	295	3.4	3.6	35	34	22	22
	Inferred	130	131	2.5	1.9	11	8.1	6.7	5.0
MINERAL RESERVES
Kibali								45%	45%
	Proven	5.5	3.6	2.3	3.2	0.4	0.4	0.2	0.2
	Probable	84	79	4.1	4.1	11	11	5.0	4.7
Sub total	Proven and probable	89	83	4.0	4.1	12	11	5.2	4.9
Loulo								80%	80%
	Proven	2.2	2.3	1.9	2.1	0.1	0.2	0.1	0.1
	Probable	31	38	5.1	5.1	5.1	6.2	4.1	4.9
Sub total	Proven and probable	34	40	4.9	4.9	5.3	6.3	4.2	5.1
Gounkoto								80%	80%
	Proven	1.9	1.8	2.5	2.4	0.1	0.1	0.1	0.1
	Probable	15	17	4.5	5.0	2.1	2.6	1.7	2.1
Sub total	Proven and probable	17	18	4.3	4.7	2.3	2.8	1.8	2.2
Morila								40%	40%
	Proven	-	-	-	-	-	-	-	-
	Probable	14	4.9	0.7	1.5	0.3	0.2	0.1	0.1
Sub total	Proven and probable	14	4.9	0.7	1.5	0.3	0.2	0.1	0.1
Tongon								89%	89%
	Proven	3.3	2.5	1.4	1.4	0.2	0.1	0.1	0.1
	Probable	28	31	2.3	2.5	2.1	2.5	1.8	2.2
Sub total	Proven and probable	31	34	2.2	2.4	2.2	2.6	2.0	2.4
Massawa								83%	83%
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Sub total	Proven and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Total reserves	Proven and probable	205	201	3.6	3.9	24	25	15	16

NOTES TO THE ANNUAL RESOURCE AND RESERVE DECLARATION

Randgold reports its mineral resources and mineral reserves in accordance with the JORC 2012 code. As such numbers are reported to the second significant digit. They are equivalent to National Instrument 43-101. Mineral resources are reported at a cut-off grade based on a gold price of $1 500/oz.

The reporting of mineral reserves is also in accordance with the SEC’s Industry Guide 7. Pit optimisations are carried out at a gold price of $1 000/oz, except for Morila which is reported at $1 300/oz. Mineral reserves are reported at a cut-off grade based on $1 000/oz gold price within the pit designs. Underground reserves are also based on a gold price of $1 000/oz. Dilution and ore loss are incorporated into the calculation of reserves. Cautionary note to US investors: The United States Securities and Exchange Commission (the SEC) permits mining companies, in their filings with the SEC, to disclose only proven and probable ore reserves. Randgold uses certain terms in this annual report such as ‘resources’, that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC. Investors are cautioned not to assume that all or any parts of the company’s resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

See glossary of terms on website at www.randgoldresources.com.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard.

Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the following table and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2013 annual report which should be considered along with the 2013 annual report on Form 20F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2013 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.
Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

Overall the company has performed well in respect of both its operating assets and its capital expenditure projects. Consequently, the groups’ overall key performance indicators set earlier in the year remain intact both in terms of total cash cost and production guidance for the year.

At the same time, the group remains focused on increasing its reserves and resources asset base, with significant brownfield and greenfield exploration across the portfolio aimed at adding value to its portfolio, whilst continuing to pursue direct and joint venture opportunities to expand its exploration footprint in the most prospective regions in Africa. Consequently, the corporate and exploration budget remains unchanged.

The directors confirm to the best of their knowledge that:

a)	These first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
8 May 2014

RANDGOLD RESOURCES NEWS UPDATES

DIVIDEND MAINTAINED AT $0.50 PER SHARE

Following approval by shareholders at the company’s annual general meeting on 6 May, Randgold has declared a final dividend for the year ended 31 December 2013 of $0.50 per share which is the same as that paid to shareholders last year and 80% higher than the company’s maiden dividend in 2007.

An optional scrip dividend has also been approved enabling shareholders to elect to receive new ordinary shares or ADSs in the company instead of the cash dividend.

The optional scrip dividend is conditional on the admission of the new ordinary shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange’s market for listed securities. Trading in the new ordinary shares is expected to commence on 30 May 2014.

Shareholders who do not elect to receive the dividend in ordinary shares will receive the cash dividend in pounds sterling or in US dollars on 30 May 2014. The exchange rate for the payment of the cash dividend in Pounds Sterling was set on 1 May 2014 at £1.00 : $1.6880.

In addition to voting for the cash dividend and the scrip dividend scheme, shareholders also voted in favour of all the other resolutions proposed at the meeting

CUTTING COSTS THROUGH COOPERATION

Procurement and supply are critical components of Randgold’s business and in line with its drive to curb costs the company has embarked on a process of engaging with its business partners to reduce its consumables bill through a shortened and more efficient supply chain.

This follows the recent roll-out of the SAP system which, says group commercial and supply chain general manager Riaan Grobler, has given Randgold a clearer understanding of and stronger grip on its business.

“We’re now harnessing the full benefits of SAP through collaborative demand planning within the organisation as well as with external suppliers. Improved collaboration has already reduced our stock levels, cost of supplies and consequently our working capital,” he says.

“As we continue to integrate, our business partners will be able to consolidate demand and negotiate better shipping rates as well as reduced prices for procured goods. The next phase of our SAP implementation will automate certain data exchanges which should result in further efficiencies and reduced lead times.”

Grobler says Randgold’s East and West African supply chain partners have already managed to reduce clearing and transport costs significantly.

Successful price negotiations have been concluded, or are well advanced, with fuel, explosives, power and mining suppliers and contractors.

MODEL MINING CODE WILL DRAW INVESTORS TO CÔTE D’IVOIRE

Côte d’Ivoire’s new mining code, developed in close collaboration with its mining industry, should accelerate the country’s emergence as a significant gold producer, says Randgold chief executive Mark Bristow. Randgold operates the Tongon gold mine in Côte d’Ivoire and has extensive exploration holdings elsewhere in the country.

At a recent press briefing in Abidjan, Bristow noted that the depletion of the world’s mature goldfields had shifted gold miners’ focus to new regions, notably in Africa. Despite the continuing fallback in supply from South Africa, once the world’s largest gold producer, Africa still accounted for 20% of global gold output, thanks to the recent growth of the gold mining industries elsewhere on the continent, notably in West Africa. “Considering the continent’s vast mineral wealth, however, it still has a long way to go to deliver on its full potential,” Bristow said. “Investors are deterred by the political and infrastructural risks associated with Africa, but in Côte d’Ivoire we have shown how these challenges can be overcome by a true partnership between a mining company, the government and the people.”

This spirit of cooperation was evident in the process of formulating the new code, said Bristow, and he was sure that the country’s mining companies would also be involved in the finalisation of the decree of application which will lay down the rules for the code’s implementation. “It’s now all about delivery by the government as well as the industry, but the principle has already been established that this country needs business partners, not barriers. That applies to the rest of the continent as well,” he said.

Partnership implied a long term commitment to mutual goals between the partners, Bristow said. Randgold’s commitment to Côte d’Ivoire was evident from its nurturing of the Tongon project through a protracted civil war and its investment in the development of the mine in the aftermath of that war. The mine was commissioned amidst the unrest which followed the disputed outcome of a presidential election but even so it made a profit in its first quarter of operation and every quarter since, and has made a significant contribution to the State’s treasury at a time when it was most needed.

“Tongon has made good progress in dealing with a number of technical challenges but the issue of lower than expected recoveries is still being addressed. As we have reported before, this requires the expansion of the flotation circuit which is scheduled to be commissioned at the start of 2015, and the associated pressure on throughput and costs will have to be managed carefully,” he said.

“Challenges in reaching consistent availability in the crushing plant have resulted in a joint decision with the supplier Sandvik to change the current equipment to conventional Sandvik CH660 cone crushers. Randgold is working closely with Sandvik to combine the replacement with an upgraded flow sheet including additional equipment and circuits to achieve the required capacity with an improved performance.”

“Randgold is also investing some $6 million in exploration programmes on 12 active permits elsewhere in Côte d’Ivoire. Early results from the Mankono and Fapoho permits had confirmed significant gold in soil anomalies in favourable geological and structural settings. Drilling targets are currently being defined. Adjacent to the Tongon deposit, lower grade mineralisation in several satellite pits is being evaluated as part of a project to extend the mine’s life,” Bristow said.

KIBALI SUCCESS A TRIUMPH FOR PARTNERSHIP PHILOSOPHY

Democratic Republic of Congo’s Minister of Mines Martin Kabwelulu last week officially opened the Kibali gold mine on behalf of the country’s president, Joseph Kabila Kabange. The ceremony was attended by Province Orientale governor Jean Bamanisa Saidi, DRC cabinet ministers, ambassadors of various countries and local dignitaries.

Kibali, which will rank as one of the largest gold mines in Africa when it is in full production, is owned by Randgold Resources and AngloGold Ashanti, each with a 45% stake, and the DRC state gold mining company, Société Miniere de Kilo-Moto (SOKIMO). Kibali is being operated and developed by Randgold, and represents an investment of more than $2.5 billion by Randgold Resources and AngloGold Ashanti.

While still a work in progress - it is both an operating mine and a development project - Kibali produced 112 549 ounces of gold and made a profit from mining, before interest, tax and depreciation, of $86.3 million in the first quarter to 31 March 2014, up 26% on the three months to December 2013, its first production quarter. Current production is from its open pit mine and an oxide circuit. Commissioning of the sulphide circuit started during the past quarter and development of the underground mine remains on track with the vertical shaft reaching the halfway mark and the first underground ore accessed. The first of four hydropower stations is currently being commissioned and, with a capacity of 22 megawatt, it is the largest of its kind in the Province Orientale.

Speaking at the opening, Minister Kabwelulu said the success of the investment was a testimony to the world that the DRC government was determined to support investors and see its mining sector developed.

“The Province Orientale now boasts a world class operation and there is no doubt many economic activities will follow as a spin-off of what Kibali is achieving. The people of Province Orientale need to protect this significant investment zealously,” the minister said.

Also speaking at the opening, Randgold chairman Philippe Liétard said the successful development of Kibali in the face of many infrastructural and other challenges was a triumph for the company’s partnership philosophy.

“Here we have shown what can be achieved in Africa when we all work together: a government that understands the importance of attracting and retaining the investments that are necessary to build a modern economy; two mining companies that believe in sharing the value they create with all their stakeholders, especially the local community; a labour force that is eager to grasp the opportunity of working and learning; and a people who have welcomed us and supported our endeavours,” Liétard said.

Also at the ceremony, Randgold chief executive Mark Bristow said the successful development of Kibali could herald the birth of a new DRC economic region to rival Katanga Province.

“To achieve that, we cannot rest here. We need to ensure that we deliver the returns expected by the investors who entrusted us with their money. We have to run a profitable mine, focused on long term viability, that pays taxes, and employs and develops citizens from this region and this country. Kibali must become the catalyst that triggers the additional investment required to grow a strong regional economy,” he said.

“Wishful thinking will not make this happen. But if we continue to work together as partners pursuing a common goal - if mining companies, the government and communities cooperate as we did in the development of Kibali - then this dream of greater things will also come true.”

AngloGold Ashanti chief executive Srinivasan Venkatakrishnan said that for Kibali’s full potential to be realised it was of the utmost importance that the DRC’s mining code remained supportive of the gold mining sector.

“The government now has an important opportunity to show the world that it is welcoming of gold mining by helping to create what can in a short time become one of the largest gold producers in the world and an engine of growth for this region and this country,”

he said.

RANDGOLD’S RESOURCE BASE EXPANDS AS IT PLANS FOR THE NEXT 10 YEARS

Randgold increased its total attributable mineral resources in 2013 in a year that also delivered record production. The company’s annual resource and reserve declaration, published in March as part of its annual report for 2013, shows attributable resources up 5% to 28.6 million ounces while reserves decreased by 8% to 15 million ounces, reflecting depletion by mining.

Reserve and resource management executive Rod Quick said all Randgold’s mines were ramping up production and grade, which inevitably impacted on its reserve inventory.

“We are confident, however, that we will be able to replenish our reserves through ongoing exploration as well as resource conversion. This confidence is based on the robustness of our five-year plan as well as the prospectivity of the regions where we operate, demonstrated by our growing resources,” he said.

At Kibali, total reserves now stand at 11.6 million ounces at 4g/t, up from 10.9 million ounces at 4.1g/t, as a result of an updated mine design on a resource base which grew to 22 million ounces. Quick said while current reserves supported a 13-year life of mine, only 53% of the current resource had been converted to reserves, leaving a significant opportunity to expand the reserves.

Loulo’s reserves decreased to 5.3 million ounces by mining depletion, completion of the Yalea open pit and the redesign of the Gara underground mine to secure its continued profitability by reducing capital development. The neighbouring Gounkoto open pit mine also reported reduced reserves as a result of mining depletion and lower grades. The latest results from the underground feasibility study at Gounkoto have confirmed a mineral resource of over a million ounces at more than 6g/t.

Tongon’s reserves were also depleted by mining but deep drilling has highlighted the potential for higher grades below the southern zone pits and further drilling is planned to test the depth extensions.

Based on current pay limits and the fact that Tongon is due to repay its capital next year, exploration is focused on near-mine resources which could extend Tongon’s life beyond the current seven years.

The full 2013 annual resource and reserve declaration appears in the financial section of the report.

FROM EXPLORERS TO LEADING-EDGE UNDERGROUND MINERS

In just eight years, Randgold has grown from its exploration roots through open pit mining to become one of Africa’s leading underground miners, with two world class mines in Yalea and Gara, a third being developed at Kibali and a fourth at feasibility stage at Gounkoto.

Chief executive Mark Bristow notes that when the company embarked on the Yalea development there was no underground mining tradition in Mali and almost no pool of mining experience to draw from.

“We paid some serious dues at Yalea but we learned a lot there, from our mistakes as well as the things we got right. We’ve now combined the best global practices in underground mining with our own first hand experience in a system that works very well for us. We’ve also built a highly competent underground team. This expertise will, I believe, position Randgold strongly to take advantage of significant underground gold deposit opportunities in Africa,” he says.

An important contributor to Randgold’s team-building success is its education and further education initiative, designed to produce African mining graduates as well as to provide graduates with managerial and financial skills. By doing this, Bristow says, Randgold is not only expanding its own intellectual capital but is grooming a new generation of engineers, metallurgists and geologists for Africa’s growing mining industries.

Typical of this new breed is Mamou Toure, a Malian national, who is the underground manager for the Yalea and Gara mines. He designed, planned and built the main underground infrastructure for both mines, brought them up to the planned 220 000 tonnes per month production on a sustainable basis, and is currently introducing cement aggregate and paste fill into the two mines. Fellow Malian Mohamed Cisse graduated in mining engineering from the University of Pretoria in South Africa on a Randgold bursary and is now senior project engineer at Kibali. He has played a pivotal role in the design and construction of its open pit and underground mines.

In addition to training at local and international universities, Randgold also plans to provide intensive on-site courses in partnership with leading mining universities.

LIÉTARD PASSES BATON TO COLEMAN

Christopher Coleman has been appointed chairman of Randgold, succeeding Philippe Liétard who stepped down as chairman at the company’s annual general meeting on 6 May after 10 years in the chair.

A whole-hearted supporter and facilitator of Randgold’s strategy of creating value for all stakeholders through the discovery of worldclass gold deposits and their development into sustainably profitable mines, Liétard guided management in implementing the company’s partnership and social licence philosophies, crucial to success in Africa. On his watch, one major discovery followed another, and Randgold built the Morila, Loulo, Gounkoto, Tongon and, most recently, Kibali mines, all of them profitable from their first quarter of operation. The Randgold brand, synonymous with delivery, was strongly established in global capital markets, where recognition has manifested itself in the company’s membership of the FTSE 100 and NASDAQ indices, and its share price’s consistent outperformance of its peers.

Randgold chief executive Mark Bristow said: “Philippe’s passion for the business, his pursuit of excellence and his vision of a better future for Africa and all its children made him an inspirational role model for all at Randgold. His exceptional understanding of doing business in Africa, broad perspective and calm good sense helped to guide us safely through the many challenges Randgold has faced. We shall miss Philippe’s presence on the board, but fortunately he is not completely lost to us: he has agreed to become the first chairman of the Nos Vies en Partage Foundation, the charitable foundation recently established by Randgold.”

Mr Liétard said: “I am very fortunate to have been associated with this company and privileged to have worked with an amazingly talented and dedicated group of people, from the board and CEO down. I’m fully confident that the adventure will continue, just on a larger scale.”

Mr Coleman, 45, has been an independent non-executive director of Randgold since 2008. A graduate of the London School of Economics, he is head of banking and asset finance at Rothschild. He will also succeed Mr Liétard as chairman of the Randgold governance and nomination committee while retaining his seat on the remuneration committee.

Mr Coleman said he was looking forward to working with the board and management as the company advanced to its next growth stage and he continues his long association with Randgold in his new role.

OPPORTUNITIES OUTWEIGH CHALLENGES FOR GOLD MINERS IN AFRICA

There are many challenges to mining in Africa but there are even more opportunities open to those with the vision to grasp them, Randgold CEO Mark Bristow told the PDAC convention in Toronto in March.

Bristow said the depletion of the traditional gold mining regions was forcing gold miners to turn to highly prospective emerging countries previously regarded as too risky. At the same time, the end of the Cold War had opened up gold fields in Africa and other emerging markets that had long been difficult or impossible to access.

“If you want to hunt elephants you have to go to elephant country, and if you want to find world class gold deposits, Africa is a very good place to look. West and Central Africa now rank high among the world’s premier gold destinations,” he said.

“I’ve been involved in mining in Africa for 30 years and in that time I have seen great changes in the continent. Slowly but steadily, if sometimes painfully, it is emerging from centuries of exploitation and oppression as its people increasingly demand economic and political freedom, and accountability from their leaders. I am proud that in its way, Randgold has pointed to what can be achieved here. Born and raised in Africa, run by Africans and focused entirely on African assets, Randgold has become a truly world-class company, listed on NASDAQ and the London Stock Exchange and a member of the FTSE 100, with some of the leading global funds as its shareholders.”

He cautioned prospective investors in Africa that securing their social licence to do business there was as important as getting the technical and financial aspects of a project right. Randgold’s success in Africa, he said, would not have been possible without its partnership philosophy, which recognises host countries and their people as stakeholders in the company.

“Mining should be seen as a force for good, which converts national assets into sustainable economic benefits, in close cooperation with governments and communities,” he said.

Bristow also warned that the search for new multi-million ounce gold deposits was being hampered by the trend of junior mining companies neglecting their traditional role as explorers to focus on developing marginal assets. It would be better for the gold mining industry and for African mining countries, he said, if the juniors stopped trying to be developers of marginal assets and reverted to being explorers and entrepreneurs with a focus on finding world class deposits.

RECORD SAFETY PERFORMANCE AS GRI REPORT HIGHLIGHTS SUSTAINABILITY COMMITMENT

Despite the high level of activity from record production and big capital projects, Randgold Resources recorded its best ever safety performance in the first quarter of 2014, with a lost-time injury frequency rate (LTIFR) of 0.26 per million man hours.

Loulo, Gounkoto and Tongon had zero lost-time injuries for the quarter while Morila and Kibali had one each. Charles Wells, group general manager for sustainability, says this is a creditable safety performance considering that Randgold’s sites are remote and that much of its workforce does not have a background in industrial production.

Wells also points out that the company’s recently published sustainability report for 2013 was compiled according to the new GRI G4 guidelines, which focus on issues that are material to the group’s business.

“Managing material sustainability issues is core to our business, so we support reporting standards that deliver information that is critical to the company and its stakeholders,” he says.

“Before compiling the report, we questioned shareholders, union representatives, key suppliers and local authorities and communities, as well as our own executives and staff, to get their views on materiality. This engagement helped to clarify and direct our identification of Randgold’s material issues.”

The full sustainability report for 2013 is available on the website at www.randgoldresources.com.

2013 ANNUAL REPORT

Randgold has published its annual report for the year ended 31 December 2013 which is available for viewing and/or downloading on the company’s website at www.randgoldresources.com. A copy has also been submitted to the National Storage Mechanism and is available for inspection at www.hemscott.com/nsm.do. The company has also filed its Form 20-F with the US Securities and Exchange Commission, which is also available for viewing and/or downloading from Randgold’s website or at www.sec.gov. For a hard copy or CD containing the report, contact Kathy du Plessis at randgold@dpapr.com or call +44 20 7557 7738.

Delivering value again

Just four years after the acquisition of the Moto project, as it was then known, the Kibali mine poured its first gold bar on 23 September 2013 – ahead of schedule and in line with budget. Kibali is the fifth world-class gold mine Randgold has built. And even as it moves into full production, taking its place among the front rank of the world’s great gold mines, the Randgold exploration teams are hunting for the next big one in Africa’s most prospective regions.

NOS VIES EN PARTAGE FOUNDATION TAKES OFF WITH $1 MILLION CHARITY MOTORBIKE RIDE

Randgold has incorporated its Nos Vies en Partage charity fundraising initiative into a foundation chaired by its recently retired board chairman Philippe Liétard. The purpose of the foundation is to help alleviate the plight of those people who do not benefit in any way from economic growth in Africa, particularly the many neglected women and children.

The initiative originated in a motorbike trip from Cape Town to Cairo chief executive Mark Bristow undertook in 2009 with his two sons and a few friends. They called their ride 3BOYZONBIKES. Seeing the extent of the poverty at first hand motivated him to start raising money for charity and the following year Bristow and some of Randgold’s geologists took a motorbike trip through Senegal, Mali, Burkina Faso and Cote d’Ivoire to review Randgold’s exploration prospects in those countries as well as to highlight the needs of the people. Dubbed ‘Nos Vies en Partage’ (‘Sharing our Lives’ in English), the trip raised $300 000 in donations from business partners.

In 2012, accompanied again by sons and friends, Bristow rode from the UK across Europe to Budapest before backtracking along the Mediterranean coast to cross over into Morocco and from there down through the Western Sahara to the Senegalese border. Meeting some colleagues there, the ride continued through Senegal, Mali and Côte d’Ivoire, raising $600 000.

In June this year, 3BOYZONBIKES will complete its circumnavigation of Africa by travelling from Abidjan in Côte d’Ivoire through Benin, Togo, Nigeria, Cameroon, Gabon, the Congo, the DRC, Angola and Namibia, ending in Cape Town. The aim this time is to raise $1 million for the Nos Vies en Partage Foundation. The ride’s progress can be followed at the blog www.3boyzonbikes.com.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forwardlooking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ material ly from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.